
Mail Stop 7010

June 6, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Rodney Hershberger
President and Chief Executive Officer
PGT, Inc.
1070 Technology Drive
North Venice, FL 34275

> **Re: PGT, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 26, 2006**
> **File No. 333-132365**

Dear Mr. Hershberger:

    We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>PGT, Inc. and Subsidiary Consolidated Financial Statements for the Fiscal Year Ended December 31, 2005</u>

<u>2. Summary of Significant Accounting Policies, page F-8</u>

<u>Stock compensation, page F-15</u>

1. In a conference call on June 5, 2006, we requested you to address the guidance in Issue 26 of EITF 00-23. Your response indicated that Issue 26 was not applicable because there was no increase in the exercise price of the options, nor was there any change in the number of shares issuable upon exercise of the options, in connection with the cash payment to the option holders. We understand that you took a very literal view of this issue. However, given the guidance in paragraph 230 of Issue 43--"The accounting consequence of an entity's failure to adjust an award in connection with an equity restructuring." of EITF 00-23, please address the following:

- How you determined that the facts and circumstances provide sufficient reason to not adjust the terms of the award and thus why the decision not to adjust the award is not a deemed modification per paragraph 230 of EITF 00-23.

- If you determine that the decision not to adjust the award is a deemed modification (because there is not sufficient reason to not adjust the award), then please consider whether the accounting consequence of not modifying your stock option awards results in only a new measurement date or variable accounting. In accordance with Issue 26, please consider all of the relevant facts and circumstances when determining whether there is either a new measurement date or variable accounting. Specifically, whether the "modification" effectively increases the exercise price and whether it reduces the likelihood of exercise. As of the date of the cash dividend, please also ascertain whether the price is fixed or whether further modifications (i.e., future cash dividends without adjustment to your stock option awards) will occur in the future.

*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director